SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549



                            FORM 11-K
                          ANNUAL REPORT


                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934



           For the fiscal year ended December 31, 1993
                 Commission file number 1-10534


                FIRST OF AMERICA BANK CORPORATION
                    RESERVE PLUS SAVINGS PLAN


                    (Full title of the plan)



                FIRST OF AMERICA BANK CORPORATION


  (Name of issuer of the securities held pursuant to the plan)





                       211 S. Rose Street
                    Kalamazoo, Michigan 49007


             (address of principal executive office)





ITEM 1. Audited statements of financial condition as of the end of the latest two fiscal years of the plan.

          Audited statements of financial condition for the two years ended December 31, 1993, prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as an exhibit. (Filed separately on Form SE.)

ITEM 2. Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan.

          Audited statements of income and changes in plan equity for the three years ended December 31, 1993, prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as an exhibit. (Filed separately on Form SE.)







                            SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the First of America Bank Corporation Reserve Plus Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.




                                         FIRST OF AMERICA BANK
                                         CORPORATION RESERVE PLUS
                                         SAVINGS PLAN

Dated: March 28, 1994                    BY: /s/ Richard V. Washburn
                                         Richard V. Washburn
                                         Senior Vice President -
                                         Human Resources






                     EXHIBIT INDEX



EXHIBIT NO.                                              PAGE NO.


     I.        Financial statements and Notes thereto,
               filed separately on Form SE.


     II.       Consent of KPMG Peat Marwick







KPMG Peat Marwick

Certified Public Accountants

Peat Marwick Plaza
303 East Wacker Drive
Chicago, IL 60601-9973





The Board of Directors
First of America Bank Corporation




We consent to incorporation by reference in the registration statements on Form Form S-3 (Registration Statement Number 2-98422), Form S-3 (Registration Statement Number 33-42226), and Form S-8 (Registration Statement Number 33-22044) of the First of America Bank Corporation of our report dated March 25, 1994, relating to the statements of assets available for benefits of First of America Bank Corporation Reserve Plus Savings Plan as of December 31, 1993 and 1992 and the related statements of changes in assets available for benefits for each of the years in the three-year period ended December 31, 1993, which report appears in the December 31, 1993 annual report on Form 11-K of First of America Bank Corporation Reserve Plus Savings Plan.


                                            /s/ KPMG PEAT MARWICK

March 25, 1994